SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------



                                  SCHEDULE 13G


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                Foreign & Colonial Emerging Middle East Fund Inc.
                -------------------------------------------------
                                (Name of Issuer)



                                     Common
               --------------------------------------------------
                         (Title of Class of Securities)



                                   345451-10-8
               --------------------------------------------------
                                 (CUSIP Number)




                                Page 1 of 5 Pages

CUSIP No.  345451-10-8                                         Page 2 of 5 Pages
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1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lazard Freres & Co. LLC

--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)     [ ]

                                                              (b)     [ ]

--------------------------------------------------------------------------------
3)       SEC USE ONLY


--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

--------------------------------------------------------------------------------
                               5)     SOLE VOTING POWER
                                      378,000
         NUMBER                -------------------------------------------------
         OF                    6)     SHARED VOTING POWER
         SHARES                       None
         BENEFICIALLY          -------------------------------------------------
         OWNED BY              7)     SOLE DISPOSITIVE POWER
         EACH                         386,900
         REPORTING             -------------------------------------------------
         PERSON                8)     SHARED DISPOSITIVE POWER
         WITH                         None

--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

          386,900
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                    [ ]

--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         13.8%
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
         IA
--------------------------------------------------------------------------------

                                  Schedule 13G

ITEM 1(A). NAME OF ISSUER:

Foreign & Colonial Emerging Middle East Fund Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

Exchange House
Primrose Street
London UC2A2NY

ITEM 2(A). NAME OF PERSON FILING:

Lazard Freres & Co. LLC

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

30 Rockefeller Plaza
New York, New York  10020

ITEM 2(C). CITIZENSHIP:

New York

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

Common Stock

ITEM 2(E). CUSIP NUMBER:

345451-10-8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

[x]  (a)  Broker or Dealer Registered Under Section 15 of the Act

[x]  (b)  Investment Adviser registered under Section 203 of the Investment
          Advisers Act of 1940.

ITEM 4.    OWNERSHIP.

           (a)  Amount beneficially owned:  386,900

           (b) percent of class:   13.8%


                                Page 3 of 5 Pages

           (c) Number of shares as to which such person has:

   (i)  Sole power to vote or to direct the vote:     378,000

   (ii) Shared power to vote or to direct the vote:   None

   (iii) Sole power to dispose or to direct the disposition of:  386,900

   (iv)  Shared power to dispose or to direct the disposition of :  None

Item 5.      Ownership of Five Percent or Less of a Class.

             Not applicable

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.

     Clients of the Reporting Person have the right to receive dividends and proceeds of sale of the securities reported on this Schedule. To the knowledge of the Reporting Person, no such person has an interest relating to more than five percent of the class of such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not applicable

Item 8.    Identification and Classification of Members of the Group.

             Not applicable

Item 9.    Notice of Dissolution of Group.

             Not applicable

Item 10.   Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


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

                                    SIGNATURE


     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  March 10, 1997


                                        /s/Donald E. Klein
                                        ------------------
                                        Donald E. Klein
                                        Vice President


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